SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                           NOTIFICATION OF LATE FILING
              FORM 10-QSB for the Period Ended September 30, 1998

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                     Date of Notification: November 16, 1998

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PART I -- REGISTRANT INFORMATION
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Eguity Growth Systems, inc.
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Full Name of Registrant:


1290 North Palm Avenue
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Address of Principal Executive Office (Street and Number)


Sarasota, Florida 34236
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City, State and Zip Code

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PART II -- RULE 12b-25(b) AND (c)

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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   (a) The reasons described in  reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |_|   (b) The subject annual report, semi-annual report, transition report on
            Form 10-KSB, Form 20-F, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and




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  |_|   (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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       State below in reasonable detail why the Form 10-KSB, 20-F, 11-K, 10-QSB,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

       The Registrant's sole director and chief executive officer, Edward Granville-Smith, suffered a medical emergency during the past several weeks. As a result, on or about November 6, 1998, Mr Granville-Smith elected additional members to the Registrant's Board of Directors who met by conference call during November 13, 1998, to elect Charles J. Scimeca, theretofore the Registrant's secretary, as the acting president and chief executive officer. While financial statements have been prepared and are available for filing, and Mr. Scimeca is familiar with the Registrant's business and expects to be able to carry on all projects which Mr. Granville-Smith was supervising, Mr. Scimeca requires a reasonable time to carry on due diligence review before filing the quarterly report. The newly constituted Board of Directors now includes the Registrant's legal counsel, G. Richard Chamberlin, Esquire, who is working with Mr. Scimeca to conduct the required due diligence review, as well as to add to the report material information concerning the recent series of events occasioned by Mr. Granville-Smith's medical problems.

       The Registrant anticipates that this report can be filed with the next ten days.

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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

    Charles J. Scimeca               941                        366-4679
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         (Name)                   (Area Code)               (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).



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                                       Yes
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       No
                                       --

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           Equity Growth Systems,inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


November 16, 1998                        By: /s/ Charles J. Scimeca
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                                             Charles J. Scimeca
                                             Chairman

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      Equity Growth Systems, Inc., 12b-25/A Report of Late Filing, Page 3

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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                                   Violations

                             (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. These general instructions are not to be filed with the notification. Please detach before mailing the Form


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